21002614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 03 2021

SEC FILE NUMBER
8-67293

Washington

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewater James Limited, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 2250
_____
(No. and Street)

San Francisco   CA   94111
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Collins 415-246-9169
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
_____
(Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Rd., Suite 270   Walnut Creek   CA   94598
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Collins _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgewater James Limited, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Financial and Operations Principal (FINOP)
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of *Riverside*

LAURA STOTTS
Notary Public - California
Riverside County
Commission # 2232604
My Comm. Expires Mar 26, 2022

Subscribed and sworn to (or affirmed) before me

on this *25th* day of *February*, 20 *21*,
     Date   Month   Year
by
(1) *Elizabeth S. Collins*

(and (2)_____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature_____
         Signature of Notary Public

Seal
Place Notary Seal Above

─────────────────── OPTIONAL ───────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____



CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bridgewater James Limited, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewater James Limited, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bridgewater James Limited, LLC's management. Our responsibility is to express an opinion on Bridgewater James Limited, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridgewater James Limited, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I – IV have been subjected to audit procedures performed in conjunction with the audit of Bridgewater James Limited, LLC's financial statements. The supplemental information is the responsibility of Bridgewater James Limited, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bridgewater James Limited, LLC's auditor since 2019.
Walnut Creek, California
February 26, 2021

BRIDGEWATER JAMES LIMITED, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	87,198
Prepaid expenses		5,831
Equipment, net		87
Total assets	$	93,116

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	3,346
Member's equity		89,770
Total liabilities and member's equity	$	93,116

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Operations
<u>Year Ended December 31, 2020</u>

Revenue	$	-
Expenses		
Rent		72,844
Professional fees		36,830
Travel		11,420
Telephone and Internet		6,091
Subscriptions & Publications		4,125
Licenses		3,127
Depreciation		343
Other		3,254
Total expenses	$	138,034
Net loss	$	138,034

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Changes in Member's Equity
<u>Year Ended December 31, 2020</u>

Member's equity, beginning of the year	$ 112,804
Capital Contributions	115,000
Net loss	(138,034)
Member's equity, end of the year	$ 89,770

See Accompanying Notes to Financial Statements

- 4 -

BRIDGEWATER JAMES LIMITED, LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:

Net loss	$ (138,034)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	343
Decrease in Other receivables	53
Decrease in prepaid expenses	13,636
Increase in accounts payable and accrued expenses	820
Total adjustments	14,852
Net cash used in operating	(123,182)
Cash flows from financing activities	
Capital Contributions	115,000
Net decrease in cash	(8,182)
Cash, beginning of year	95,380
Cash, end of year	$ 87,198

See Accompanying Notes to Financial Statements

1. <u>Business and Summary of Significant Accounting Policies</u>

<u>Business</u>

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

<u>Cash</u>

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

<u>Equipment</u>

Equipment includes furniture and office equipment recorded at cost of $8,853, net of accumulated depreciation of $8,766, or $87 net. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

<u>Revenue Recognition</u>

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standards on its financial statements and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes to the financial statements for the year ended December 31, 2020.

During 2020, the Company did not generate any revenue and did not have any contracts with customers.

<u>Lease Accounting</u>

During the year ended December 31, 2019, the Financial Accounting Standard Board implemented the new accounting standard ASC 842 *Lease Accounting*. This standard did not affect the Company in the current year because the Company has entered into a month to month lease.

1. **Business and Summary of Significant Accounting Policies** (continued)

   Income Taxes

   The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

   Use of Estimates

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $83,852 which was $78,852 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0399 to 1.

3.   Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The sole member is committed to contributing capital, as necessary, so that the Company can meet its financial obligations.

The sole member has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

4.   Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities approximate estimated fair value. The company's financial instruments are classified within the fair value hierarchy as follows:

Cash is carried at   Level I

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2020

1. Total ownership equity from Statement of Financial Condition.. $ 89,770 | 3480

2. Deduct ownership equity not allowable for Net Capital.. | 3490

3. Total ownership equity qualified for Net Capital.. 89,770 | 3500

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................ | 3520

    B. Other (deductions) or allowable credits (List)... | 3525

5. Total capital and allowable subordinated liabilities.. 89,770 | 3530

6. Deductions and/or charges:

    A. Total non-allowable assets from Statement of Financial Condition (Notes B and C).................................. $ 5,918 | 3540

    B. Secured demand note delinquency.. | 3590

    C. Commodity futures contracts and spot commodities – proprietary capital charge. | 3600

    D. Other deductions and/or charges... | 3610 | (5,918) | 3620

7. Other additions and/or allowable credits (List)... | 3630

8. Net capital before haircuts on securities positions.. 83,852 | 3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

    A. Contractual securities commitments.. | 3660

    B. Subordinated securities borrowings.. | 3670

    C. Trading and investment securities:

        1. Exempted Securities.. | 3735

        2. Debt securities.. | 3733

        3. Options.. | 3730

        4. Other securities.. | 3734

    D. Undue Concentration.. | 3650

    E. Other (List).. | 3736 | | 3740

10. Net Capital.. 83,852 | 3750

OMIT PENNIES

Notes:

    Non-allowable assets:

Prepaid expenses	5,831
Equipment, net	87
Total	5,918

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: _BRIDGEWATER JAMES LIMITED, LLC_ as of _December 31, 2019_

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 223	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).................	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	5,000	3760
14.	Excess net capital (line 10 less 13)...	78,852	3770
15.	Excess net capital at greater of (10% of line 19 or 120% of line 12)...............................	$ 77,852	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...................................			$ 3,346	3790
17.	Add:				
	A. Drafts for immediate credit..	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810		
	C. Other unrecorded amounts (List)..	$	3820		3830
19.	Total Aggregate Indebtedness..			$ 3,346	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)......................			3.99	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).....			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24.	Net capital requirement (greater of line 22 or 23)...		3760
25.	Excess capital (line 10 or 24)...		3910
26.	Net capital excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000...		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BRIDGEWATER JAMES LIMITED, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2020

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule15c3-3
<u>December 31, 2020</u>

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2020

1.   Reconciliation of Computation of Net Capital to FOCUS Report Computation

		Net Capital		Aggregate Indebtednes		Percentage	
Computation per respondent	$	83,852		$3,346		3.99%	
Computation per Schedule I		83,852	-	$3,346		3.99%	
Differences		$ -		$ -			

2.   Reconciliation of Computation of Reserve Requirements to FOCUS Report Computations

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bridgewater James Limited, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bridgewater James Limited, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bridgewater James Limited, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology platform services; private placement, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridgewater James Limited, LLC's claim to limiting its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology platform services; private placement, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

Bridgewater James Limited, LLC

Exemption Report

Bridgewater James Limited, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bridgewater James Limited, LLC

I, Elizabeth Collins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Elizabeth Collins
Financial and Operational Principal
Bridgewater James Limited, LLC

February 26, 2021



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Bridgewater James Limited, LLC

We have performed the procedures included in Rule 17a-5(c)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bridgewater James Limited, LLC and the SIPC, solely to assist you and SIPC in evaluating Bridgewater James Limited, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Bridgewater James Limited, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bridgewater James Limited, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bridgewater James Limited, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended __12/31/20__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends, for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8- 67293
Bridgewater James

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $_____0_____

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

            Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $_____0_____

    G. PAYMENT: √ the box
        Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
        Total (must be same as F above) $_____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1/20___
and ending ___12/31/20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $_____.0_____

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

       Total additions _____

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

    _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions _____

2d. SIPC Net Operating Revenues $____0____

2e. General Assessment @ .0015 $____0____

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